Computershare Trust Company of Canada
510 Burrard Street 3rd Floor
Vancouver British Columbia V6C 3B9
Telephone 604 661 9400
Facsimile 604 661 9403
www.computershare.com

April 18, 2008

VIA REGISTERED MAIL

Dear Sirs:

Re: Notice of meeting of holders of 10% subordinated notes issued pursuant to a note indenture between Computershare Trust Company of Canada and New Gold Inc. (the "Company") dated June 28, 2007 (the "Agreement")

We have received the attached notice (the "Notice) from the Company calling a meeting of the holders of 10% subordinated notes of the Company (the "Meeting").

We hereby give notice, pursuant to Article 11 of the Agreement, for the Meeting to be held as follows:

Time: 2:00 pm Toronto time on May 9, 2008

Place: Fraser & Beatty Room at the offices of Fraser Milner Casgrain LLP
39th Floor, 1 First Canadian Place
100 King Street West
Toronto, Ontario

Please see the attached Notice for meeting particulars.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Gabriel Ducharme
Corporate Trust Officer